Exhibit 99.4

POINTS INTERNATIONAL LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS

INTRODUCTION

The following management's discussion and analysis (“MD&A”) of the performance, financial condition and future prospects of Points International Ltd. and its subsidiaries (which is also referred to herein as “Points” or the “Corporation”) should be read in conjunction with the Corporation's unaudited interim consolidated financial statements (including the notes thereon) for the quarter ended June 30, 2008 and with the Corporation's 2007 audited consolidated financial statements. Further information, including Points' Annual Information Form (“AIF”) for the year ended December 31, 2007, may be accessed at www.sedar.com or www.sec.gov. All financial data herein have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and all dollar amounts herein are in United States dollars unless otherwise specified. This MD&A is dated as of August 5, 2008.

FORWARD-LOOKING STATEMENTS

This MD&A contains or incorporates forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, as amended, and forward-looking information within the meaning of the “safe harbour” provisions of applicable Canadian securities legislation (collectively, “forward-looking statements”). All statements, other than statements of historical fact, are forward-looking statements. These forward-looking statements relate to, among other things, revenue growth through existing sources, new sources of revenue, sales of new products, increases in registered users, increases in transaction sizes, growth in costs and expenses, increases in liquidity, generation of positive cashflow, and other objectives, strategic plans and business development goals, and may also include other statements that are predictive in nature, or that depend upon or refer to future events or conditions, and can generally be identified by words such as “may”, “will”, “expects”, “anticipates”, “guidance”, “intends”, “plans”, “believes”, “estimates” or similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. These statements are not historical facts but instead represent only Points’ expectations, estimates and projections regarding future events.

Although the Corporation believes the expectations reflected in such forward-looking statements are reasonable, such statements are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict. Undue reliance should not be placed on such statements. Certain material factors, estimates or assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements. Known and unknown factors could cause actual results to differ materially from those expressed or implied in the forward-looking statements. Such factors are referred to in the body of this MD&A and also include the risks and uncertainties discussed herein, the matters set forth under “Risks and Uncertainties” contained in the AIF filed with applicable securities regulators and the factors detailed in Points' other filings with applicable securities regulators, including the factors detailed in Points' annual and interim financial statements and the notes thereto.

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Points does not undertake any obligation to update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this MD&A or to reflect the occurrence of unanticipated events, except as required by law.

CHANGE IN FUNCTIONAL AND REPORTING CURRENCY

Effective January 1, 2008, the Corporation changed its functional and reporting currency to the United States Dollar (US$). The change in reporting currency is to better reflect the Corporation’s business activities and to improve investors’ ability to compare the Corporation’s financial results with other publicly traded businesses in the industry. The Corporation expects to conduct most of its business transactions in US$. Prior to January 1, 2008, the Corporation reported its annual and quarterly consolidated balance sheets and the related consolidated statements of operations and cash flows in the Canadian Dollar (CAD$).

Financial statements for periods prior to January 1, 2008 have been translated into the new reporting currency using the current rate method, based on the recommendations of the Emerging Issues Committee (EIC) of the Canadian Institute of Chartered Accountants (CICA), set out in EIC-130, “Translation Method when the Reporting Currency Differs from the Measurement Currency or there is a Change in the Reporting Currency”. Under this method, assets and liabilities have been translated using the exchange rate prevailing at the consolidated balance sheet dates, while equity transactions have been translated using the rates of exchange in effect as of the dates of the various capital transactions. The statements of operations and statements of cash flows for prior periods have been translated into the reporting currency using the average exchange rates prevailing during each reporting period. All resulting exchange differences arising from the translation are included as a separate component of accumulated other comprehensive loss. Comparative financial information has been restated to reflect the Corporation’s results as if they had been historically reported in US$.

The Corporation's financial statements for the quarter ended June 30, 2008 and this MD&A have been prepared on the basis of this change in reporting currency. Furthermore, the comparative numbers from 2007 and, where applicable, prior years have also been revised to reflect the change in reporting currency.

EFFECT OF PRIOR PERIOD RESTATEMENT

The 2007 audited consolidated financial statements included a restatement with respect to goodwill and upfront contract initiation fees for contracts with multiple deliverables. The restatement of goodwill affected the 2007 opening deficit and had no impact on the 2007 net loss. Costs incurred in prior years were incorrectly capitalized and included in goodwill; these costs should have been expensed in the period. Prior to the restatement, the fees and direct costs for these contracts had incorrectly been recognized as initial set-up occurred. In connection with the restatement, the Corporation applied guidance found in EIC-142, “Revenue Arrangements with Multiple Deliverables” and determined that there was only one unit of accounting for these contracts. In particular, for contracts which contain ongoing service requirements, fees and direct costs for initial set-up should have been deferred and recognized evenly over the term of the contract.  This restatement had an impact on the previously reported second quarter of 2007 net loss and the opening deficit. The impact in both CAD$ and US$ of this correction is included below.

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For the three months ended June 30, 2007	CAD$	US$
Net loss as previously reported	$ (1,648,007)	$ (1,497,781)
Prior period restatement adjustments
Decrease in revenue	(148,213)	(134,702)
Decrease in general and administration expense	129,339	117,549
	(18,874)	(17,153)

Net loss – restated	$ (1,666,881)	$ (1,514,934)

For the six months ended June 30, 2007
Net loss as previously reported	$ (2,459,055)	$ (2,189,742)
Prior period restatement adjustments
Decrease in revenue	(187,066)	(167,850)
Decrease in general and administration expense	154,254	138,806
	(32,812)	(29,044)

Net loss – restated	$ (2,491,867)	$ (2,218,786)

As at December 31, 2006
Deficit as previously reported	$ (55,335,455)	$ (40,861,164)
Prior period restatement adjustments
Goodwill	(721,653)	(570,361)
Upfront contract initiation fees	(540,174)	(404,063)
	(1,261,827)	(974,424)

Deficit - restated	$ (56,597,282)	$ (41,835,588)

As at March 31, 2007
Deficit as previously reported	$ (56,146,503)	$ (41,553,125)
Prior period restatement adjustments
Goodwill	(721,653)	(570,361)
Upfront contract initiation fees	(554,112)	(415,954)
	(1,275,765)	(986,315)

Deficit - restated	$ (57,422,268)	$ (42,539,440)

Comparative numbers, included in this MD&A from 2007 and, where applicable, 2006 reflect the prior year’s restatement.

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BUSINESS OVERVIEW

The Corporation provides a range of ecommerce and technology services to loyalty program operators that can be categorized in three distinct ways: (a) managing an online consumer loyalty currency management portal; (b) selling loyalty currencies (frequent flyer miles, hotel points, credit card points, etc.), both retail and wholesale, through loyalty program branded ecommerce channels; and (c) offering a range of additional white label ecommerce products to large loyalty programs that enhance either the loyalty program’s consumer offering or its back end operations.

The Corporation offers a loyalty currency management portal (“www.points.com” or “Points.com”) where members of multiple loyalty programs can track and manage their loyalty currencies much like their other financial assets. Through this portal, users are able to use their loyalty currencies to conduct unique redemptions into retail goods or gift certificates (called “Redeem”), trade their loyalty currencies with other Points.com users through a newly launched peer-to-peer marketplace (called the Global Points Exchange or “GPX”), trade their loyalty currencies directly into another participating loyalty program (called “Swap”), pay for a hotel room (called “Book with Points”), or earn additional loyalty currency by making purchases at an online shopping mall platform (called “Earn”). To facilitate these transactions, the Corporation has agreements with participating loyalty program operators.  There are other transactions available to the consumer at Points.com including a paid annual membership that affords the user additional benefits. The Corporation has also begun to sell advertising space on the web site as well as in its email communications.

Utilizing the same proprietary infrastructure through which it operates Points.com, the Corporation also offers loyalty program operators various white label electronic commerce services (“Ecommerce Services”). These services fall into two categories.

The first category is comprised of those Ecommerce Services that allow a loyalty program operator to increase revenue earned from its membership base and are predominantly focused on offering various retail transactions directly to loyalty program members. These services allow such members to either purchase additional miles or points in order to top-up their accounts to reach a redemption threshold (this service is called “Buy” or “Gift”) or to transfer pre-existing miles or points into another member’s account, typically a family member or friend, as another means of enabling that other member to accumulate sufficient miles or points to reach a redemption threshold (this service is called “Transfer”). Additionally, the Corporation offers an Ecommerce Service that allows loyalty programs to wholesale their miles or points to third parties who then use the miles or points as a customer or employee incentive (this service is called “Corporate”). The Corporation uses a version of this wholesaling platform to offer third parties the ability to buy generic ‘airline mileage codes’ that their customers can then turn into miles in the participating loyalty program of their choice (this service is called “Air Incentives”).

The Corporation offers these retailing and wholesaling services under two economic models. In some cases, Points acts as the end retailer of the loyalty program miles or points by buying the currency at a wholesale value from the loyalty program and then reselling it to retail customers.  Points earns a margin on each sale. The Corporation refers to this as its “principal” or “reseller” model. In other cases, the Corporation deploys these services on behalf of the loyalty program in exchange for a commission on each sale of miles or points effected using the service. In these cases, the Corporation acts as an agent for the loyalty program in each transaction. The Corporation refers to this as its “agency” model.

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The second category of Ecommerce Services is comprised of certain services provided directly by the Corporation or provided in cooperation with third party suppliers. The Ecommerce Services provided directly are: (a) selling top tier status on behalf of loyalty program operators to eligible members (called “Elite”); and (b) selling lounge access and other program branded merchandise. The Ecommerce Services provided in cooperation with other technical platform providers are comprised of: (a) an auction platform (“Auction”); (b) a magazine and newspaper redemption service; (c) an online shopping mall platform where affiliate commissions are partly used to fund an extra incentive of miles or points for a loyalty program’s members (called “Earn”); and (d) an online travel booking service using miles and points as the form of payment (“Book with Points”). In addition, the Corporation offers back end integration services to loyalty program operators to facilitate bilateral currency transfer relationships (“Integrate”). For all these Ecommerce Services transactions the Corporation earns either a transaction based commission, a fixed transaction fee or a monthly operating fee.

As part of its operating economics, the Corporation also earns interest income on the cash flows generated by the transactions undertaken through Points.com and the Ecommerce Services.

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SIGNIFICANT BUSINESS DEVELOPMENTS IN SECOND QUARTER OF 2008

1.

Conversion by the holder of the Series Two and Series Four Preferred Shares

On June 11, 2008, the holder of the Series Two and Series Four preferrd shares converted its preferred shares into common shares of the Corporation.  Immediately following the conversion, the holder of the common shares surrendered 1,591,322 shares back to the Corporation for cancellation.  The holder then entered into a secondary market transaction with a syndicate of underwriters to sell it’s holdings in the Corporation through a financing transaction.

2.

Treasury public offering and issuance of common shares

The Corporation issued 1,591,322 new common shares from treasury, at CAD$1.65 to the syndicate of underwriters involved in the secondary market transaction with the previous holder of the Series Two and Series Four Preferred Shares.  As a result, before share issuance costs, the share capital of the Corporation was increased by $2,562,928.

3.

American Airlines, Inc. renews its relationship with Points for an additional three years

American Airlines, Inc. has recently renewed its relationship with Points for a further three years.  Points will continue to provide the buyAAmiles®, giftAAmiles(SM) and shareAAmiles® programs and other Ecommerce Services to American Airlines, and American Airlines will continue its participation on Points.com, including GPX, and in AirIncentives.

4.

American Express extends its relationship with Points and launches its American Express Membership Rewards bonus points program using the Corporate Ecommerce Services

American Express launched the American Express Membership Rewards bonus points program using Points Ecommerce Service.  The addition of the Ecommerce Service will enhance American Express' Membership Rewards bonus points offer capabilities, including enabling merchants to offer specific bonuses to American Express Cardmembers.

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REVENUE RECOGNITION POLICIES

Points categorizes its revenue in three ways. First, principal revenue is any revenue that is not commission revenue or interest revenue, as defined below, and includes: Points.com membership dues, loyalty program sign-up fees, technology design, development and maintenance revenue, hosting and management fees, and reseller revenue where Points assumes credit and/or inventory risk (i.e., acts as a principal). Principal revenue has been recorded on a gross basis in accordance with EIC-123, “Reporting Revenue Gross as a Principal versus Net as Agent”. Second, commission revenue is any commission earned that is calculated as a percentage of a transaction or a fixed dollar value per transaction and where Points assumes no credit or inventory risk. Commission revenue has been recorded in accordance with EIC-123. Third, interest revenue is any revenue earned through the Corporation’s investing activities arising from its operating cash flow.

Based on these categorizations, the revenue recognition policies for Points.com and the Ecommerce Services are as follows:

Points.com

The Corporation earns revenue from Points.com in three ways.

First, a commission is earned for certain activities (e.g., Swap, Redeem, and Earn) performed by Points.com members. The Corporation earns commission revenue on all Swap and Redeem transactions by charging a percentage commission calculated against the value of the loyalty currency tendered for exchange by the loyalty program members. For the Swap and Redeem models, the loyalty program operator sets the value of the currency tendered for redemption and, for each transaction, a percentage of this value is remitted to the Corporation with the balance being used to purchase the currency of another participating loyalty program. Swap and Redeem commissions are recognized as the services are provided. The Corporation also earns commission revenue each time a registered user completes an Earn transaction on Points.com. The actual commission earned varies based on the affiliate program. Earn commissions are recognized as the services are provided under the terms of related contracts.

Second, loyalty program members may elect to pay a subscription fee to become a Points.com Gold Member. The Gold Membership affords members certain benefits not available to registered users who have not purchased memberships. Points.com membership dues received in advance of services are recognized over the term of service. Throughout 2007 and to date in 2008, subscription fees for the Gold Membership have been $4.95 per month or $49.95 annually. These dues are categorized as principal revenue.

Third, the Corporation may earn a sign-up fee when a loyalty program operator joins Points.com.  Loyalty program sign-up fees for initial set-up costs are recognized evenly over the term of the contract and are categorized as principal revenue.

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Sale of Loyalty Currency

The Corporation earns principal revenue from the sale of loyalty program currency where it acts as a reseller of such currency, takes a principal role in the operations, marketing and commercial transaction support and assumes credit and/or inventory risk in generating that revenue. This principal revenue is recognized when the loyalty currency has been credited to the loyalty customer account.

The Corporation earns commission revenue from the sale of loyalty program currency where it has entered into an agreement with a loyalty program operator to act as agent and earn commissions (either as a percentage of transaction value or a fixed dollar amount per transaction) on each sale. This commission revenue is recognized as the services are provided.

Principal revenue is earned on the sale of Air Incentives and the Corporation recognizes the revenue associated with the purchase of each airline mileage code at the time the end consumer redeems the code. If the code expires prior to redemption, the Corporation recognizes the revenue associated with the purchase of the unredeemed code at the time of expiration.

Technology design and development revenues are recorded evenly over the initial term of the contract and are categorized as principal revenue. Hosting and management fees are recognized in the period these services are provided and are categorized as principal revenue.

Other Ecommerce Services

Travel Club revenue, categorized as principal revenue, is a combination of web site maintenance and monthly program management fees recognized in the period of service and with a profit share per membership sold which is recognized in the period of sale.

Through all of the other types of Ecommerce Services, such as Elite, Auction, Earn, Integrate, Book with Points, and the sale of loyalty program branded items, the Corporation earns either a fixed dollar value per transaction or a commission based on the value of each transaction. These revenues are recognized at the time the service is delivered and are categorized as commission revenue.

Technology design and development revenues are recorded evenly over the initial term of the contract and are categorized as principal revenue.

Interest

The Corporation earns interest revenue on the cash flows created through the operation of both Points.com and the Ecommerce Services.

KEY BUSINESS DRIVERS

Revenue growth has historically been, and will continue to be, generated by the growth of membership in and use of Points.com and the suite of Ecommerce Services.

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Growth in the number of individual members using Points.com is driven by web site usability and enhancements, marketing (awareness and brand) and partner offerings. For additional information, see “Points.com Growth” on page 14 hereof.

Growth in Ecommerce Services will occur through the growth of existing partner relationships, supplemented with new business relationships established throughout the year. For additional information, see “Revenue Growth” on page 11-13 hereof.

While the Corporation has no control over the growth of the loyalty program industry, management considers it an important factor in the Corporation's growth prospects. For additional information, see “Growth of the Loyalty Program Industry” on page  15 hereof.

RESULTS OF OPERATIONS – REVENUE

Overview

	For the three months ended			For the six months ended
Revenue	Jun. 30, 2008	Mar. 31, 2008	Jun. 30, 2007 Restated(1)	Jun. 30, 2008	Jun. 30, 2007 Restated(1)
Principal(2)	$14,425,604	$13,041,025	$1,801,812	$27,466,629	$3,505,230
Commissions(2)	2,655,232	2,892,811	2,239,026	5,548,043	4,959,046
Interest revenue(2)	218,988	276,916	152,573	495,904	189,238
Total Revenue	$17,299,824	$16,210,752	$4,193,411	$33,510,576	$8,653,514

Notes:

(1)

See CHANGE IN FUNCTIONAL AND REPORTING CURRENCY and EFFECT OF PRIOR PERIOD RESTATEMENT– page 2 and 3.

(2)

See REVENUE RECOGNITION POLICIES – page 7.

Revenue for the quarter ended June 30, 2008 was $17,299,824, representing an increase of $1,089,072 (7%) over the quarter ended March 31, 2008, and an increase of $13,106,413 (313%) over the second quarter of 2007. Revenue for the six months ended June 30, 2008 was $33,510,576, representing an increase of $24,857,062 (287%) over the six months ended June 30, 2007. The Corporation attributes a large portion of its year-over-year and quarterly revenue growth to the recognition of revenue as gross on contracts with loyalty program operators where the Corporation has taken on a principal role under the reseller model, new products launched since the second quarter of 2007, and organic growth of the Corporation’s existing products. The 7% revenue growth over the first quarter of 2008 is as a result of organic growth in the Corporation’s existing products and the seven new Ecommerce Services products added during the year.

Principal revenue accounted for 83%, commission revenue accounted for 15% and interest revenue accounted for 2% of the Corporation's total second quarter revenue. Principal revenue increased by $12,623,792 versus the second quarter of 2007 and by $23,961,399 versus the six months ended June 30, 2007 as a result of new relationships under the reseller model with Amtrak, JetBlue Airways, Icelandair, Choice Hotels and British Midland Airlines and a renewed relationship with Delta Air Lines. Under these new and renewed relationships, the Corporation takes on a principal role in a combination of the Buy, Gift and Transfer products and assumes additional responsibility for the operation of these products. Costs directly related to principal revenue increased by $11,265,187 over the second quarter of 2007 and by $21,166,546 over the six months ended June 30, 2007, reflecting the shift to the reseller model. For additional information see “Direct Cost of Principal Revenue” on page 16.  Principal revenue grew by $1,384,579 (11%) from $13,041,025 in the first quarter of 2008 to $14,425,604 in the second quarter of 2008. The growth over the first quarter is a result of organic growth and the addition of the four new products in 2008 under the reseller model.

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The Corporation experienced growth in commission revenue of $416,206 (19%) from $2,239,026 in the second quarter of 2007 to $2,655,232 in the second quarter of 2008.  For the six month period ended June 30, 2008, commission revenue grew by 588,997 (12%) over the prior year.  This year over year growth is as a result of organic growth of the Corporation’s existing products that generate commission revenue.  As expected, due to product seasonality, commission revenue in the second quarter of 2008 decreased by $237,579 from the first quarter of 2008.  This product seasonality is as a result of one loyalty program operator’s Elite product only being available to its members from late January to mid April with most activity occurring in February and March.

Interest revenue grew by $306,666 for the six month period ended June 30, 2008 versus the same period in 2007.  This increase is as a result of higher cash balances being invested.  Interest revenue increased by $66,415 (44%) from the second quarter of 2007 and decreased by $57,928 (21%) from the first quarter of 2008.  The decline in interest revenue versus the first quarter is as a result of a decline in interest rates during the period.  See "Other Factors Contributing to Revenue Growth – Interest Revenue" on page 15 for additional information.

For the six months ended June 30, 2008, three customers represented 81% (2007 – 63%) of the Corporation’s consolidated revenues. For the quarter ended June 30, 2008, three customers represented 80% (2007 – 63%) of the Corporation’s consolidated revenues. In addition, as at June 30, 2008, 66% (June 30, 2007 – 64%) of the Corporation’s deposits are due to these customers.

The Corporation’s main sources of revenue are the Ecommerce Services focused on the sale of loyalty currency. The Corporation now has over seven years of operating history with this type of service and it has been the Corporation’s consistent experience that these services drive a very predictable revenue stream due to the sheer size of the participating loyalty programs’ membership bases. Management considers revenue from monthly management fees, membership fees, transaction fees and commissions and interest to be predictable revenue based on its extensive operating experience.

The Corporation’s operations are not significantly influenced by seasonality. However, one loyalty program operator’s Elite product is only available to its members from late January to mid April with most activity occurring in February and March. In addition, the Corporation experiences slightly higher activity in November and December on Points.com as members Redeem miles and points for gift certificates. During July and August, the Corporation experiences a slight decline in activity on the majority of its products as fewer consumers are online transacting miles and points. This modest decline (per product) has occurred in each of the past three years.

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Revenue Growth

Revenue growth has historically been and will continue to be generated by the growth of membership in and use of Points.com as well as the suite of Ecommerce Services. Growth in usage will occur from the growth of existing relationships, supplemented with new business relationships established throughout the year. Management expects the existing contracts to continue to generate growing revenue and, based on continuing business development efforts, is optimistic about new revenue sources in future periods.

New Ecommerce Services

The Ecommerce Services drive revenue growth based on the number of loyalty program operators and consumer members who participate in the various products. For the six months ending June 30, 2008, the Corporation has deployed seven new Ecommerce Services products with two existing and two new loyalty program partners. During the second quarter of 2008, the Corporation deployed two new Ecommerce Services  to existing loyalty program operators.  The number of products and participating loyalty programs on Points.com declined in the second quarter as a result of two loyalty program operators restricting redemption by their members on the Redeem and Book with Points products.  In addition to the decrease in Points.com partner offerings, the Corporation also ceased operations on five Ecommerce Services products primarily as a result of one of its loyalty partners ceasing operations.

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Points.com and Ecommerce Services metrics	Jun. 30, 2008	Mar. 31, 2008	Jun. 30, 2007
Number of Products / Participating Loyalty Programs
Swap	29	29	29
Redeem	20	21	22
Earn on Points.com	5	6	3
Book With Points	7	8	-
Global Points Exchange	6	6	-
Total Points.com partner offerings	67	70	54
Buy	21	22	18
Gift	21	22	18
Transfer	9	11	9
Corporate	10	10	11
Elite	2	2	2
Systems Design	7	7	6
Integrate partners(1)	6	5	5
Auction	5	5	4
Travel Club	1	1	1
Total Ecommerce Services	82	85	74
Total Points.com and Ecommerce Services	149	155	128
Ecommerce Services Loyalty Program Partners(2)	26	26	22

Notes:

1.

Each Integrate partner will have third parties integrated into its technology platform. There are 19 existing partner integration add-ons among the six Integrate partners as at June 30, 2008.

2.

A “partner” is a loyalty program operator on whose behalf the Corporation has deployed one or more Ecommerce Services products. As at June 30, 2008, 13 operators were partners in both Points.com and Ecommerce Services.

Selling additional Ecommerce Services is an important source of new revenue. New Ecommerce Services sold to loyalty program operators grow the base of products being managed and therefore the existing revenue base and, in the case of sales to new loyalty program operators, provide an opportunity to cross sell additional Ecommerce Services with the same loyalty program. Revenue from new Ecommerce Services launched during the year grew from $428,035 in the first quarter to $959,456 in the second quarter of 2008. The majority of this growth is in relation to the reseller products launched during the first quarter of 2008 and the new products launched in the second quarter of 2008.

Management believes that its Ecommerce Services are applicable to all large loyalty program operators and will continue to focus business development resources on both sales of new products to loyalty program operators that presently contract for one or more Ecommerce Services and sales to loyalty program operators with which the Corporation does not yet have a relationship. Management is continuing to focus on expanding the Points.com loyalty program base in 2008 across various loyalty markets. In particular, Points will continue to focus on contracting reward programs in the financial services, gaming, hotel, retail, and online categories.

Revenue for 2008 attributable to the deployment of new Ecommerce Services is more difficult to project than growth in existing Ecommerce Services. Future revenue growth is still substantially dependent upon new contracts for the suite of Ecommerce Services products. While management expects continued business development success, there is no certainty that the Corporation will continue its past success at acquiring new contracts.

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Growth in Existing Ecommerce Services

Revenue from existing Ecommerce Services went from $15,505,801 in the first quarter of 2008 to $16,121,380 in the second quarter of 2008. This increase can be attributed primarily to the organic growth across the Corporation’s existing products.

The large majority of existing Ecommerce Services products that Points operates continue to grow year-over-year through loyalty program marketing efforts, increased consumer awareness and adoption, and loyalty program growth. In addition to this organic growth, Points has experienced significant revenue growth through the conversion of certain existing relationships from the agency model to the reseller model and for which the Corporation now acts as a principal. This role allows Points to have more influence over the marketing aspects of the products, which should lead to increased growth in transactions. Continuing to develop this principal activity is a main focus of the Corporation and is the foundation of much of the new business development activity now underway.

As Points earns a retail margin on transaction fees charged directly to loyalty program members under the principal model or commissions from the loyalty program operators under the agency model and as use of the products continue to grow, Points expects to continue to derive significant revenue from its existing products.

	For the three months ended			For the six months ended
Ecommerce Services metrics	Jun.30, 2008	Mar. 31, 2008	Jun. 30, 2007	Jun. 30, 2008	Jun. 30, 2007
Points/Miles Transacted (000,000s)	2,884	2,817	2,226	5,701	4,632
Cumulative Points/Miles Transacted (000,000s)	35,726	32,842	25,230	35,726	25,230

Points has seen continuous growth in the transactions conducted through its Ecommerce Services since each product launch and management expects this trend to continue for new and existing products. In addition, Points has recently engaged in discussions with a select group of loyalty program operators to apply its online marketing and other “best practices” to stimulate increased transaction activity on those operators' web sites run and hosted by Points. The objective is to increase transaction revenue for select products with select loyalty program operators through the remainder of 2008 by incorporating the Corporation's subject matter expertise and merchandising experience.  The Corporation has implemented a number of initiatives for several loyalty program operators in this regard.

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Points.com Growth

Currently, the Points.com business model is dependent on the total number of registered users, the number of registered users completing Swap, Redeem, Earn, Book with Points, and Global Points Exchange transactions (referred to herein as “transacting user(s)”), the total number of miles or points transacted per individual transaction, the total number of miles or points available per registered user and the mix of loyalty programs available to consumers on Points.com.

Points and miles transacted on Points.com declined from the second quarter of 2007 and from the first quarter of 2008.  The reduction in transaction volume can be attributed to, a change in swap economics with a large partner and a conscious decision to time the increase in marketing efforts for the Points.com web site to coincide with the completion of the web site enhancements including the Global Points Exchange and Book With Points newly developed products.  During the third and fourth quarter of 2008, following completion of the web site enhancements, the Corporation expects to increase its marketing efforts to draw users to Points.com. Total registered users has increased by 16% from June 30, 2007 to 1.96 million at June 30, 2008.

	For the three months ended			For the six months ended
Points.com metrics	Jun. 30, 2008	Mar. 31, 2008	Jun. 30, 2007	Jun. 30, 2008	Jun. 30, 2007
New registered users	58,521	65,689	72,317	124,210	156,188
Total registered users (1)	1,962,883	1,905,213	1,685,786	1,962,883	1,685,786

Points/Miles Transacted (000,000s)	284	337	290	621	632
Cumulative Points/Miles Transacted (000,000s)	4,695	4,412	3,205	4,695	3,205

Note:

(1)

Total registered users is the number of registered users at the beginning of the period plus new registered users for the period less users who have deregistered during the period.

The number of transacting users and the number of transactions are driven by the web site usability and enhancements, marketing, which includes traffic, acquisition, merchandising and brand awareness and the number of Points.com partner offerings.

The Corporation will continue to launch a more robust offering through additional enhancements to its new products throughout the remainder of 2008. Management expects that these enhancements to its new products, the Global Points Exchange and Book With Points, and continued enhancements to the web site will increase the number of miles/points transacted in 2008.

The Corporation’s economics are more significantly affected by the number of miles or points transacted than the number of transactions and, accordingly, in concert with the focus on generating additional transactions, the Corporation focuses resources on targeting higher value users in its base. Higher value users are defined as those users with larger balances of miles/points in their accounts or those that are in the top tiers of their respective programs. The Corporation anticipates that the average transaction size will increase as a result.

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Other Factors Contributing to Revenue Growth

In addition to the sources of revenue growth described above, two other factors contribute to the Corporation's financial performance: interest revenue and the growth of the loyalty program industry.

Interest Revenue

In the second quarter of 2008, the Corporation earned interest revenue of $218,988, compared with $152,573 in the second quarter of 2007 and $276,916 in the first quarter of 2008. The increase in interest revenue relative to the second quarter of 2007 is a function of a higher balance of funds invested at higher yields. Funds continue to be invested in short-term and money market instruments. Points' short-term investments are valued quarterly at the lower of cost or market value. At June 30, 2008, the Corporation's investments were earning interest between 2.50% and 5.44% per annum.

Growth of the Loyalty Program Industry

The proliferation of loyalty programs in North America and around the world has been a phenomenon of the new millennium. Management understands that members of loyalty programs are much more likely to utilize Points.com and the other products from the suite of Ecommerce Services when they are close to a level at which they can redeem an award. The redemption level for an award varies by type of award (for example, a business-class flight takes more miles than an economy-class flight) and by program type (the “cost” of a flight typically starts at between 15,000 and 25,000 miles whereas a night in a hotel starts at 5,000 points). Therefore, growth in consumer loyalty program account balances will create demand for Ecommerce Services. Growth in program balances is a function of the growth in the number of programs, the number of participating consumers, time, and the number of consumers moving through a loyalty redemption (for example, receiving a reward of some type).

According to the Colloquy Group, a leading consultant and research firm focused on the loyalty marketing industry, the average annual loyalty membership growth between 2000 and 2006 was 5.93%, more than twice the annual growth rate of the U.S. Consumer Price Index. In that time, U.S. loyalty memberships grew from 973 million to over 1.3 billion, and the average U.S. household now belongs to approximately 12 loyalty programs. In summary, the loyalty program industry has seen significant growth in memberships in recent years.

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RESULTS OF OPERATIONS – EXPENSES

Expenses grew by $1,902,262 from $15,107,850 for the three months ended March 31, 2008 to $17,010,112 for the three months ended June 30, 2008. Expenses grew by $11,595,168 (214%) relative to the second quarter of 2007. Expenses for the six months ended June 30, 2008 increased $21,820,765 compared with the same period in 2007. Material changes in expenses are described in each section below.

EXPENSES	For the three months ended			For the six months ended
General & Administration Expenses	Jun. 30, 2008	Mar. 31, 2008	Jun. 30, 2007 Restated(1)	Jun. 30, 2008	Jun. 30, 2007 Restated(1)
Direct cost of principal revenue	$12,166,227	$10,734,934	$901,040	$22,901,161	$1,734,615
Employment costs(2)	2,653,565	2,746,834	1,855,923	5,400,399	3,692,460
Sales commission and related exp.	774,631	822,550	339,524	1,597,181	737,479
Marketing and communications	203,652	361,658	373,186	565,310	670,663
Technology services(3)	238,679	201,671	197,356	440,350	435,860
Amortization of property and equipment	223,350	213,366	401,718	436,716	794,562
Amortization of intangible assets	31,162	31,876	183,621	63,038	355,992
Amortization of deferred costs	120,360	120,360	107,423	240,720	208,268
Foreign exchange loss/(gain)	(190,740)	(884,784)	184,089	(1,075,524)	190,556
Operating expenses(4)	789,226	759,385	871,064	1,548,611	1,476,742
Total	$17,010,112	$15,107,850	$5,414,944	$32,117,962	$10,297,197

Notes:

(1)

See CHANGE IN FUNCTIONAL AND REPORTING CURRENCY and EFFECT OF PRIOR PERIOD RESTATEMENT - page 2 and 3.

(2)

Employment costs include salaries, employee stock option expense, contract labour charges, recruiting, benefits and government charges (Canada Pension Plan and Employment Insurance).

(3)

Technology expenses include online hosting and managed services, equipment rental, software licenses and capital lease expenses.

(4)

Operating expenses expenses include travel, professional fees, insurance, office rent, office expenses, capital tax and regulatory expenses.

As the Corporation continues to increase loyalty program participation in and sales of Ecommerce Services, significant resources continue to be required. Management has made revenue growth of the underlying business the highest priority while continuing to be diligent about controlling costs and capital expenditures.

Direct Cost of Principal Revenue

Direct cost of principal revenue was introduced in the first quarter of 2007 and relates to any direct cost associated with generating revenue directly from the loyalty program members through the Ecommerce Services or fulfilling redemption of certain Ecommerce Services product offerings. See “Revenue Recognition Policies” on page  hereof for a description of the revenue with which these costs are associated.

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The direct cost of principal revenue was $12,166,227 for the three months ended June 30, 2008 compared with $10,734,934 for the three months ended March 31, 2008 and $901,040 for the three months ended June 30, 2007.   For the six month period ended June 30, 2008, the direct cost of principal revenue grew by $21,166,546 versus the same period in 2007.   These new costs result from the introduction of the reseller model for Ecommerce Services pursuant to which Points acts as the end retailer of the loyalty program currency, buying the currency at a wholesale value from the loyalty program and reselling it to retail customers. These costs include the direct cost of the loyalty currency purchased. The Corporation expects these costs to continue to grow in line with revenue growth as it takes on a more active role as a reseller and expands and grows its principal revenues.

Under the reseller model, the Corporation has made contractual commitments with respect to the minimum values of loyalty currency to be purchased over the term of its agreements. The Corporation does not anticipate that it will incur any material financial obligations as a result of the contractual commitments. For additional information, see “Revenue Commitments” on page 26 hereof.

Employment Costs

Employment costs in the second quarter of 2008 decreased by $93,269 versus the first quarter of 2008 from $2,746,834 to $2,653,565 and increased by $797,642 versus the second quarter of 2007. For the six months ended June 30, 2008 employment costs increased $1,707,939 versus the six months ended June 30, 2007.  While the increase year over year reflects the growth in full time and short term contractors, the decrease versus the first quarter is primarily as a result of lower recruiting costs during the second quarter. The year over year increase was in line with the increased full-time headcount, which grew from 72 as of June 30, 2007 to 84 as of June 30, 2008, to support the growth in the business. In addition to the increased headcount, short-term contractors increased from 17 as of June 30, 2007 to 26 as of June 30, 2008. The increase in employees and contractors is a result of the increased sales of new products during the year as well as the development of new proprietary technology for which certain costs have been capitalized. See page 24 "Property and Equipment" for more information.

As at June 30, 2008, the Corporation had 84 full-time employees.

	As at
Full-Time Headcount by Department	Jun. 30, 2008	Mar. 31, 2008	Jun. 30, 2007
Technology	35	32	30
Finance and Administration	18	17	17
Business Development & Account Management	13	12	11
Marketing and Customer Service	18	15	14
Total Full Time Employees	84	76	72
Short-Term contractors	26	27	17

In accordance with CICA Handbook Section 3870, employment costs include the expense for stock-based compensation issued to employees. The increase in employee stock option costs versus the second quarter of 2007 is related to options granted to new and existing executives and one new member of the board of directors during the remainder of 2007. The cost of stock options is included in employment costs as follows:

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	For the three months ended			For the six months ended
	Jun. 30, 2008	Mar. 31, 2008	Jun. 30, 2007 Restated(1)	Jun. 30, 2008	Jun. 30, 2007 Restated(1)
Employee Stock Option Expense	$165,356	$162,007	$145,650	$327,363	$263,001

Notes:

(1)

See CHANGE IN FUNCTIONAL AND REPORTING CURRENCY on page 2.

Sales Commissions and Related Expenses

Sales commissions and expenses in the second quarter of 2008 have increased by $435,107 or 128% over the second quarter of 2007 and decreased by $47,919 from the first quarter of 2008. For the six month period, sales commissions and related expenses increased by $859,702 versus the prior year six month period.  Sales commissions are primarily related to Ecommerce Services and will continue to vary according to loyalty programs contracted and growth of existing products. The majority of the current year-over-year increase is due to Ecommerce Services revenue increasing and the increased responsibility the Corporation has taken on with respect to certain products. A large portion of the increase relates to credit card fees and related costs incurred by the Corporation in offering these products. Management expects sales commissions and expenses to continue to increase in 2008 through growth in existing and new Ecommerce Services business contracted.

Marketing and Communications

Marketing costs in the second quarter of 2008 decreased by $169,534 or 45% versus the second quarter of 2007, and by $158,006 or 44%  versus the first quarter of 2008.  For the six month period ended June 30, 2008, marketing costs decreased by $105,353 or 16% versus the prior year period. Marketing costs are expected to increase in the second half of 2008 as management will start to promote the Points.com website including the Global Points Exchange and Book with Points.  Advertising expenditures are focused on loyalty program marketing initiatives, increasing the number of placements on contracted loyalty program web sites and the effectiveness of existing placements. In addition, the Corporation has begun marketing initiatives, in certain cases at its own cost, to grow Ecommerce Services revenue.

Technology Services

Although in general technology services costs increase in increments based on business growth, product performance, and hardware and software operating capacity, the Corporation has been able to work with its service provider to control these increases, while not impacting the technology and services that operate the Corporation's businesses. Management expects these costs to grow marginally in 2008 with the continued expansion of Ecommerce Services.

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Operating Expenses

Operating expenses include office overhead, travel expenses, professional fees and other costs associated with operations. Management expects that its operating expenses will remain relatively flat over the remainder of 2008.

Non-GAAP measure – Earnings (loss) before interest, amortization and foreign exchange (“EBITDA”)

Management recognizes that the earnings (loss) before interest, amortization and foreign exchange, hereafter referred to by management as EBITDA, is a non-GAAP financial measure which does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. However, management believes that EBITDA is an important internal measure and financial benchmark for its shareholders because it is a recognizable and understandable measure of the Corporation's cash utilization or growth, and is a standard often scrutinized by investors in small to mid-capitalization companies. For example, the Corporation has incurred large non-cash expenses (amortization) over the past several fiscal years that distort the financial and strategic gains the Corporation has made. EBITDA is used internally to evaluate performance and employee bonuses are based on achieving an EBITDA target determined by the Board of Directors.

Reconciliation of Net Loss to EBITDA

	For the three months ended			For the six months ended
	Jun. 30, 2008	Mar. 31, 2008	Jun. 30, 2007 Restated(1)	Jun. 30, 2008	Jun. 30, 2007 Restated(1)
Net Income / (Loss)	43,484	$801,760	($1,514,934)	845,244	($2,218,786)
Add back:
Amortization of property and equipment	223,350	213,366	401,718	436,716	794,562
Amortization of intangible assets	31,162	31,876	183,621	63,038	355,992
Amortization of deferred costs	120,360	120,360	107,423	240,720	208,268
Foreign exchange (gain)/loss	(190,740)	(884,784)	184,089	(1,075,524)	190,556
Interest on preferred shares	225,516	291,061	265,548	516,577	514,827
Interest, loss on short-term investment and capital tax	20,712	10,081	27,853	30,793	60,276
Earnings (loss) before interest, amortization and foreign exchange – EBITDA	$473,844	$583,720	($344,682)	$1,057,564	($94,305)

(1) See CHANGE IN FUNCTIONAL AND REPORTING CURRENCY and EFFECT OF PRIOR PERIOD RESTATEMENT- page 2 and 3.

For the quarter ended June 30, 2008, the Corporation's EBITDA was $473,844. This compares with  EBITDA of negative $344,682 for the quarter ended June 30, 2007 and EBITDA of $583,720 for the quarter ended March 31, 2008. For the six month period ended June 30, 2008, EBITDA improved by $1,151,869 versus the prior year.  Management expects to continue to achieve positive EBITDA for fiscal year 2008.

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RESULTS OF OPERATIONS – NON-CASH EXPENSES

Amortization Expenses

The Corporation recorded an amortization expense of $374,872 in the second quarter of 2008 compared to $692,762 in the second quarter of 2007 and $365,602 in the first quarter of 2008.  For the six month period ended June 30, 2008, amortization expense decreased by $618,348.  Amortization expense for property and equipment declined as a result of the end of the amortization period with respect to the Corporation’s significant investment in Points.com version 3 in 2004. In addition, the amortization of intangibles has reduced dramatically in line with the contract revenue being amortizated from the MilePoint Inc. business asset acquisition that occurred in April 2004. Amortization expenses are outlined in the following table:

	For the three months ended			For the six months ended
Amortization Expense	Jun. 30, 2008	Mar. 31, 2008	Jun. 30, 2007 Restated(1)	Jun. 30, 2008	Jun. 30, 2007 Restated(1)
Deferred Costs	$120,360	$120,360	$107,423	$240,720	$208,268
Intangible Assets	31,162	31,876	183,621	63,038	355,992
Property and Equipment	223,350	213,366	401,718	436,716	794,562
Total	$374,872	$365,602	$692,762	740,474	$1,358,822

(1) See CHANGE IN FUNCTIONAL AND REPORTING CURRENCY and EFFECT OF PRIOR PERIOD RESTATEMENT– page 2 and 3.

Other Non-Cash Expenses

Unrealized Foreign Exchange Loss (Gain)

The foreign exchange loss (gain) arises from re-valuing certain balance sheet accounts (e.g., CAD$ denominated cash and short-term investments, accounts payable and accrued liabilities, deposits and convertible preferred share). At period end, balance sheet accounts are translated in accordance with the period-ending foreign exchange (“FX”) rate. To the extent that the foreign denominated assets and liabilities are not equal, the net effect after translating the balance sheet accounts is charged to the income statement. The Corporation has no control over the FX loss (gain) from one period to the next. In general and strictly relating to the FX loss (gain) of translating certain balance sheet accounts, a strengthening U.S. dollar will lead to a FX gain while a weakening U.S. dollar will lead to a FX loss. The strengthening U.S. dollar resulted in an unrealized gain of $81,609 for the quarter ended June 30, 2008, and $962,342 for the six months ended June 30, 2008.  A significant portion of the unrealized gain during the six months ended June 30, 2008 is as a result of the translation of the CAD$ convertible preferred shares to the period end foreign exchange rate.

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Canadian/ U.S. FX Rates (1)	Jun. 30, 2008	Mar. 31, 2008	Dec. 31, 2007	Jun. 30, 2007
Period Start	0.978	1.018	1.007	0.866
Period End	0.99	0.978	1.018	0.944
Period Average	0.990	0.996	1.020	0.910

(1) Source: www.oanda.com

The translation of the Corporation's expenses is, and will continue to be, sensitive to changes in the Canadian / U.S. foreign exchange rate (“FX Rate”). A change to the FX Rate has an impact on certain expenses of the Corporation, including employment costs, professional fees, office expenses and interest on the preferred share. Approximately 19% of the Corporation’s expenses (including non-cash interest expense) are in CAD$, with the remaining expenses primarily US$ (81%). Management expects that the percentage of CAD$ expenses will not decrease significantly in the near future. The Corporation does not have material foreign exchange risk with its cash expenses as it has sufficient foreign currency reserves to meet its foreign obligations.

In the second quarter of 2008, the average FX Rate used to translate revenue and expenses into CAD$ was (CAD$ 1.0 = US$ 0.990 as per oanda.com).

Interest on Preferred Shares

Interest on the Corporation's Series Two Preferred Share and the Series Four Preferred Share (collectively the "Preferred Shares") accrued on the principal amount at 7% per annum.  On June 11, 2008, the Preferred Shares were converted into common shares.  See "Conversion of Preferred Shares" on page 27 for additional information.

RESULTS OF OPERATIONS – EARNINGS AND SHAREHOLDERS' EQUITY

Net Income / (Loss)

The Corporation reported net income of $43,484 for the second quarter of 2008, compared with a net loss of $1,514,934 for the second quarter of 2007, an improvement of $1,558,418.  Net income decreased by $758,276 in comparison to the first quarter of 2008’s net income of $801,760. Earnings increased by $3,064,030 from a net loss of $2,218,786 for the six month period ended June 30, 2007 to net income of $845,244 for the six month period ended June 30, 2008.  The change in earnings versus the prior year was primarily a function of revenue growth exceeding the increase in expenses, and the impact of the foreign currency translation on the Corporation’s assets minus liabilities. The decrease in earnings versus the first quarter of 2008 was primarily a function of the impact of the foreign currency translation.  Revenue grew by $24,857,062 for the six months ended June 30, 2008 compared to the six month period ended June 30, 2007, while general and administrative expenses and other expenses increased $21,820,765.  The foreign exchange gain for the six month period ended June 30, 2008 was $1,075,524 compared with a foreign exchange loss of $190,556 for the six month period ended June 30, 2007.  A significant portion of the foreign exchange gain in 2008 resulted from the foreign currency translation of the Corporation’s convertible preferred shares.

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Shareholders' Equity

Shareholders' equity improved by $22,503,054 from a deficiency of $6,135,558 at March 31, 2008 to equity of $16,367,496 at June 30, 2008. The improvement was the result of the net income for the period, the conversion of the preferred shares in the amount of $20,326,458, the issuance of new shares of $2,562,928, and offset by share issuance costs of  $763,887.

Earnings / (Loss) Per Share

The Corporation's earnings / (loss) per share is calculated on the basis of the weighted average number of outstanding Common Shares for the period, which amounted to 126,509,500 Common Shares for the quarter ended June 30, 2008, compared with 118,302,934 for the quarter ended June 30, 2007.

The Corporation reported earnings of $0.01 per share for the six months ended June 30, 2008 compared with a loss per share of $0.02 for the six months ended June 30, 2007.  For the quarter ended June 30, 2008, the Corporation reported earnings of nil per share compared with a net loss of $0.01 per share for the quarter ended June 30, 2007. The diluted earnings per share for the quarter ended June 30, 2008 was nil per share and $0.01 for the six months ended June 30, 2008. For the quarter and six month period ending June 30, 2007, the impact on the loss per share of the diluted shares outstanding is equal to basic loss per share as the effect of conversions, options and warrants is anti-dilutive and not disclosed.

LIQUIDITY

Overview of Liquidity

Management views liquidity as the Corporation's ability to generate sufficient cash flow to meet its obligations as they become due. Balance sheet liquidity indicators provide management with a test of the Corporation's current liquidity. Balance sheet indicators of liquidity include cash and short-term investments, accounts receivable and accounts payable. Earnings (loss) before interest, amortization and foreign exchange is seen by management as a key indicator of the change in the liquidity of Points' operations over a defined period of time. As the Corporation continues to add contracts to its portfolio of Ecommerce Services and to Points.com, revenue is expected to grow, resulting in increased liquidity.

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Current Assets

The Corporation had current assets of $48,262,196 at June 30, 2008, compared to $41,630,326 at December 31, 2007.

Current Assets as at	Jun. 30, 2008	Dec. 31, 2007 Restated(1)	Jun. 30, 2007 Restated(1)
Cash and cash equivalents	$33,296,738	$21,535,978	$23,274,712
Funds receivable from payment processor	3,302,349	5,126,499	3,008,060
Short-term investments	4,843,090	7,405,499	-
Security deposits	2,068,546	1,561,175	1,498,593
Accounts receivable	2,237,745	3,353,656	2,120,334
Future income tax assets	584,100	600,815	556,972
Deferred costs	250,157	279,355	243,183
Prepaids and sundry assets	1,679,471	1,767,349	1,831,765
Total Current Assets	$48,262,196	$41,630,326	$32,533,619

Notes:

(1) See CHANGE IN FUNCTIONAL AND REPORTING CURRENCY and EFFECT OF PRIOR PERIOD RESTATEMENT–  page 2 and 3.

Current assets increased by $6,631,870 as at June 30, 2008 compared to December 31, 2007. The increase in current assets relative to the previous year-end is primarily a function of  the corresponding increase of $4,745,834 in the amounts payable to loyalty program partners and the share issuance during the quarter. See "Current Liabilities" on page 25 hereof for growth in current assets attributed to amounts payable to loyalty program partners.

Cash from Exercise of Options

Certain options are due to expire within 12 months from the date of this MD&A. Assuming that the market price of the common shares remains or rises above the exercise price of these securities, as the case may be, management expects the securities to be exercised. If exercised in full, the proceeds from the exercise of these securities will increase cash by CAD$898,982. Assuming the exercise in full of these securities, issued and outstanding common shares will increase by 751,374 shares.

Securities with Near-Term Expiry Dates – Outstanding Amounts as at August 5, 2008 (figures in CAD$)

Security Type	Expiry Date	Number	Strike Price	Proceeds
Options	11/19/2008	15,000	1.01	15,150
Options	12/16/2008	500,000	1.12	560,000
Options	04/21/2009	236,374	1.37	323,832
Total		751,374		$898,982

Accounts Receivable

The Corporation expects accounts receivable to grow proportionately with growth in revenue; however there is some variability in this trend. Management deems the risk of bad debts to be nominal based on the structure and nature of the Corporation's business and the corresponding cash flows.

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Ability to Fund Future Growth

For the six months ended June 30, 2008, the Corporation had cash flows provided by operating activities after changes in non-cash balances related to operations of $7,398,943 compared to $6,209,774 in the first six months of 2007.  For the quarter ended June 30, 2008, the cash flows provided by operating activities were $361,195.

The Corporation expects to continue to generate positive cash flows from operations for the 2008 fiscal year by achieving positive EBITDA and continuing to grow the Corporation's business through new Ecommerce Services products and growth of existing products.

Property and Equipment

The Corporation reported a decrease in net book value of property and equipment in the six months ended June 30, 2008 due to amortization exceeding the additions during the period.  Additions of $268,586 in the first six months of 2008 include capitalized employment costs for two new Points.com products, Book with Points and Global Points Exchange, and costs related to hardware and software purchases during the period. See “Capital Resources – Planned Capital Expenditures” on page 27 hereof for additional information.

Additional capitalized development costs associated with the Corporation's technology will increase property and equipment and the corresponding amortization in 2008 and beyond.

Property and Equipment as at	Jun. 30, 2008	Dec. 31, 2007 Restated(1)	Jun. 30, 2007 Restated(1)
Furniture and equipment	$201,472	$201,790	$196,420
Computer equipment	291,956	283,364	245,524
Software	251,401	340,678	473,660
Technology development	956,101	978,196	1,045,150
Leasehold improvements	148,723	213,755	258,444
Total Property and Equipment	$1,849,653	$2,017,783	$2,219,198

 (1) See CHANGE IN FUNCTIONAL AND REPORTING CURRENCY – page 2.

Goodwill

Goodwill originated from the acquisition of the MilePoint business assets in 2004. In accordance with CICA Handbook section 3062, “Goodwill and Other Intangible Assets”, impairment is assessed annually by the Corporation at the fiscal year-end. Management tested the acquisition goodwill for impairment at December 31, 2007, and the acquisition goodwill was deemed not to be impaired. In accordance with GAAP, management will continue to test the acquisition goodwill on an annual basis.

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Goodwill as at	Jun. 30, 2008	Dec. 31, 2007 Restated(1)	Jun. 30, 2007 Restated(1)
Goodwill	$4,204,755	$4,204,755	$3,897,922

 (1) See CHANGE IN FUNCTIONAL AND REPORTING CURRENCY – page 2.

Current Liabilities

Current liabilities at June 30, 2008 were $39,400,123 compared with $35,872,529 at December 31, 2007. The increase is primarily related to the increase in partner deposits offset by a decrease in accounts payable and accrued liabilities and deferred revenue.

Current Liabilities as at	Jun. 30, 2008	Dec. 31, 2007 Restated(1)	Jun. 30, 2007 Restated(1)
Accounts payable and accrued liabilities	$2,837,217	$3,487,927	$2,085,264
Current portion of deferred revenue	1,067,923	1,629,525	1,508,571
Payable to loyalty program partners	35,494,983	30,749,149	24,304,420
Current portion of loan payable	-	5,927	21,440
Total Current Liabilities	$39,400,123	$35,872,528	$27,919,695

(1) See CHANGE IN FUNCTIONAL AND REPORTING CURRENCY and EFFECT OF PRIOR PERIOD RESTATEMENT–  page 2 and 3.

Funds are collected from the end consumer through the provision of the Ecommerce Services, based on gross transaction value. Funds payable to loyalty program partners include proceeds owed to the partner for agency transactions based on the gross transaction value less the Corporation’s commissions as well as funds payable to loyalty partners in order to pay for the direct cost of principal transactions. As activity increases across all of the Ecommerce Services, the Corporation expects funds payable to loyalty program partners to also increase.

In each period, the accounts payable and accrued liabilities include an accrual for projected employee bonuses to be paid in February of the following year, and other accrued charges.

The Corporation has sufficient foreign currency reserves to meet its foreign currency obligations and, as such, does not utilize any hedging or other strategies involving interest rate or currency derivatives.

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Working Capital

Working capital (defined as current assets minus current liabilities) has increased from $5,757,798 at December 31, 2007 to $8,862,073 at June 30, 2008. Management expects that, through the growth of its products and its ability to control costs, working capital will continue to improve in 2008. Management considers its working capital position to be sufficient to meet both its current obligations and near-term (1-5 years) obligations. See “Long-Term Liabilities and Commitments” below for more information.

Long-Term Liabilities and Commitments

Future Obligations (US$ 000,000s)
Payments due by period	Total (1)	4 Years or Greater	3 Years	2 Years	1 Year
Operating Leases(2)	$ 2.07	$ 0.03	$ 0.32	$ 0.77	$ 0.95
Revenue Commitments(3)	31.05	-	15.58	14.47	1.00
Purchase Commitments(4)	0.88	-	-	0.07	0.81
Total Contractual Obligations	$ 34.00	$ 0.03	$15.90	$ 15.31	$ 2.76

Note:

(1) Represents the aggregate amount for the full duration of the contractual obligations (including years post 2008 and prior to 2004).

(2) Includes technology services commitments and hardware and software operating leases.

(3) Includes loyalty currency purchase commitments made with loyalty program operators contracted under the reseller model of Ecommerce Services.

(4) Includes loyalty currency purchase commitments made with loyalty program and co-marketing commitments.

Elements of the foregoing table are explained in more detail in the following sections.

Operating Leases

The operating leases primarily relate to specific office and technology service commitments.

Revenue Commitments

In relation to the reseller model, the Corporation has made contractual commitments on the minimum value of transactions processed over the term of its agreements with loyalty program operators. The Corporation does not anticipate that it will incur any financial obligations as a result of these contractual commitments. Accordingly, no amount has been recorded in the consolidated financial statements to date.

Purchase Commitments

The partner purchase commitments relate to contractual arrangements where the Corporation has committed to purchase loyalty currency and marketing from the partner for the purposes of promoting Points.com and the Corporation’s Ecommerce Services.

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Conversion of Preferred Shares

On June 11, 2008, the holder of the Series Two and Series Four preferred shares exercised its right to convert the Series Two and Series Four preferred shares in capital of the Corporation into 24,028,016 and 5,411,434 common shares, respectively, of the Corporation.  As a result of the conversion, the Corporation’s liability related to the Series Two preferred share was reduced by $16,200,815 (including accrued interest of $4,097,175) and its liability related to the Series Four preferred share was reduced by $4,125,643 (including accrued interest of $753,597).  In total, a $20,326,458 reduction in the liability related to the Convertible Preferred Shares has been recorded as share capital on the conversion and represents the stated value of the common shares that were issued as part of this transaction.

The change in the convertible preferred shares from December 31, 2007 to the date of conversion and the amounts included in income for the year are as follows:

Convertible Preferred Shares	Three month period	Six month period

Balance, beginning of period	$ 20,152,033	$ 20,679,073
Interest on preferred shares	225,516	516,577
Foreign exchange gain	(51,091)	(869,192)
Balance at June 11, 2008	$ 20,326,458	$ 20,326,458

CAPITAL RESOURCES

Planned Capital Expenditures

Total capital expenditures in 2008 are expected to be in line with 2007 which include capitalized development, acquired hardware and software, and leasehold improvements. Capitalized development costs are expected to continue to make up the majority of the total expenditure in the 2008 fiscal year. The Corporation will fund 2008 capital expenditures from its working capital.

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OUTSTANDING SHARE DATA

As at the date hereof, the Corporation has 149,817,610 common shares outstanding.

As of the date hereof, the Corporation has outstanding options exercisable to acquire up to 8,009,220 common shares. The options have exercise prices ranging from $0.74 to $2.49 with a weighted average exercise price of $1.28. The expiration dates of the options range from November 19, 2008 to May 6, 2013.

The Corporation’s subsidiary, Points.com Inc., has no outstanding options exercisable to acquire common shares of Points.com Inc. The last of the previously outstanding Points.com options and their related put rights were exercised in the second quarter of 2007.

As of the date hereof, the Corporation has no outstanding warrants exercisable. The last of the previously outstanding warrants were exercised on April 1, 2008.

The following table lists the common shares issued and outstanding as at August 5, 2008 and the securities that are currently convertible into common shares along with the maximum number of common shares issuable on conversion or exercise.

	Common Shares	Proceeds on Exercise

Common Shares Issued & Outstanding	149,817,610

Convertible Securities
Stock options	8,009,220	CAD$ 10,241,407
Fully Diluted	157,826,830	CAD$ 10,241,407

Securities Excluded from Calculation

Options available to grant from ESOP (2)	3,181,792

Notes:

(1)

The number of options available to grant is calculated as the total stock option pool less the number of stock options exercised, less the number of stock options granted.

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SUMMARY OF RESULTS

The following summary of results has been prepared in accordance with Canadian GAAP and is reported in US$.

					Restated(1)
Income Statement for the 3 months	Jun. 30,	Mar. 31,	Dec. 31,	Sept. 30,	Jun. 30,	Mar. 31,
ended	2008	2008	2007	2007	2007	2007
REVENUE
Principal	$14,425,604	$13,041,025	$11,514,034	$4,624,148	$1,801,812	$1,703,418
Commission	2,655,232	2,892,811	2,744,181	2,328,635	2,239,026	2,720,020
Interest	218,988	276,916	260,872	239,244	152,573	36,665
Total Revenue	17,299,824	$16,210,752	14,519,087	7,192,027	4,193,411	4,460,103
GENERAL AND ADMIN EXPENSES
Direct cost of principal revenue	12,166,277	10,734,934	9,514,447	3,141,139	901,040	833,575
Employment costs	2,653,565	2,746,834	3,083,226	1,980,688	1,855,923	1,836,537
Sales commissions and related expenses	774,631	822,550	386,598	381,813	339,524	397,955
Marketing and communications	203,652	361,658	350,845	522,173	373,186	297,477
Technology services	238,679	201,671	188,085	226,353	197,356	238,504
Amortization of property and equipment	223,350	213,366	482,146	422,674	401,718	392,844
Amortization of intangible assets	31,162	31,876	157,470	192,930	183,621	172,371
Amortization of deferred costs	120,360	120,360	120,561	112,870	107,423	100,845
Foreign exchange (gain) / loss	(190,740)	(884,784)	94,681	233,204	184,089	6,467
Operating expenses	789,226	759,385	787,392	686,330	871,064	605,678
General and administrative expenses	17,010,112	15,107,850	15,165,451	7,900,174	5,414,944	4,882,253
Interest and other expenses	246,228	301,142	307,527	255,632	293,401	281,702
Net income (loss)	$$43,484	$801,760	$(953,891)	$(963,779)	$(1,514,934)	$(703,852)
Net income (loss) per share (2)
- basic	$0.00	$0.01	($0.01)	($0.01)	($0.01)	($0.01)
- diluted	$0.00	$0.01	($0.01)	($0.01)	($0.01)	($0.01)
Weighted average number of shares
- basic	126,509,500	120,108,984	119,779,256	119,377,229	118,302,934	115,716,794
- diluted (2)	152,088,628	153,478,854	n/a	n/a	n/a	n/a

(1)

See CHANGE IN FUNCTIONAL AND REPORTING CURRENCY and EFFECT OF PRIOR PERIOD RESTATEMENT– on page 2 and 3.

(2)

For the all quarters of 2007, the diluted loss per share is equal to the basic loss per share as the effect of conversions, options and warrants would be anti dilutive.

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			Restated(1)
Balance Sheet as at	Jun. 30, 2008	Mar. 31, 2008	Dec. 31, 2007	Sept. 30, 2007	Jun. 30, 2007	Mar. 31, 2007
Cash and cash equivalents	$ 33,296,738	$ 23,602,695	$ 21,535,978	$ 22,954,239	$ 23,274,712	$ 24,891,823
Funds receivable from payment processors	3,302,349	3,663,308	5,126,499	3,721,771	3,008,060	2,913,900
Short-term investments	4,843,090	12,380,993	7,405,499	-	-	-
Security deposits	2,068,546	1,834,305	1,561,175	1,561,227	1,498,593	1,228,942
Accounts receivable	2,237,745	2,374,912	3,353,656	2,273,296	2,120,334	1,968,021
Current portion of deferred costs	250,157	234,921	279,355	243,183	243,183	243,183
Future income tax assets	548,100	577,197	600,815	594,219	556,972	510,425
Prepaid and sundry assets	1,697,471	1,721,105	1,767,349	1,731,692	1,831,765	1,892,494
Current assets	48,262,196	46,389,436	41,630,326	33,079,627	32,533,619	33,648,788
PROPERTY AND EQUIPMENT	1,849,653	1,927,773	2,017,783	2,141,362	2,219,198	2,248,727
INTANGIBLE ASSETS	1,443,407	1,423,373	1,409,450	1,462,836	1,512,967	1,561,314
GOODWILL	4,204,755	4,204,755	4,204,755	4,158,595	3,897,922	3,572,168
DEFERRED COSTS	245,468	354,861	483,679	706,775	815,998	791,837
TOTAL ASSETS	$56,005,479	$ 54,300,198	$ 49,745,993	$ 41,549,195	$ 40,979,704	$ 41,822,834
Accounts payable and accrued liabilities	2,837,217	2,104,121	3,487,927	1,848,062	2,085,264	1,823,715
Current portion of deferred revenue	1,067,923	1,451,037	1,629,525	1,511,794	1,508,571	640,229
Payable to loyalty program partners	35,494,983	36,478,029	30,749,149	24,335,745	24,304,420	26,590,720
Current portion of loan payable		-	5,927	14,474	21,440	26,687
Current liabilities	39,400,123	40,033,187	35,872,528	27,710,075	27,919,695	29,081,351
DEFERRED REVENUE	237,860	250,536	387,013	378,070	539,444	395,893
CONVERTIBLE PREFERRED SHARES	-	20,152,033	20,679,073	20,157,788	18,618,413	16,809,675
TOTAL LIABILITIES	$39,637,983	$60,435,756	$56,938,614	$48,245,933	$47,077,552	$46,286,919
SHAREHOLDERS EQUITY
Capital stock	56,762,948	35,016,113	34,887,258	34,355,329	33,576,899	33,274,300
Warrants	-	25,092	25,092	25,092	152,747	152,747
Contributed surplus	7,297,578	6,559,751	6,433,303	6,420,580	6,287,819	6,265,685
Accumulated other comprehensive loss	(2,566,230)	(2,566,230)	(2,566,230)	(2,479,586)	(2,060,939)	(1,617,377)
Retained earnings	(45,126,800)	(45,170,284)	(45,972,044)	(45,018,153)	(44,054,374)	(42,539,440)
TOTAL SHAREHOLDERS’ EQUITY	$16,367,496	($6,135,558)	($7,192,621)	($6,696,738)	($6,097,848)	($4,464,085)

(1) See CHANGE IN FUNCTIONAL AND REPORTING CURRENCY and EFFECT OF  PRIOR PERIOD RESTATEMENT– on page 2 and 3.

Summary of Quarterly Results (Unaudited)
Quarter ended	Revenue	Net income / (loss) Restated(1)	Earnings / (Loss) per Share Restated(1)
June 30, 2008	$17,299,824	$43,484	$0.00
March 31, 2008	$16,210,752	$801,760	$0.01
December 31, 2007	$14,519,087	($953,891)	($0.01)
September 30, 2007	$7,192,027	($963,779)	($0.01)
June 30, 2007	$4,193,411	($1,514,934)	($0.01)
March 31, 2007	$4,460,103	($703,852)	($0.01)
December 31, 2006	$3,177,950	($713,791)	($0.01)
September 30, 2006	$2,508,604	($1,686,201)	($0.01)

(1) See CHANGE IN FUNCTIONAL AND REPORTING CURRENCY and EFFECT OF  PRIOR PERIOD RESTATEMENT– on page 2 and 3.

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CHANGES IN ACCOUNTING POLICIES

Change in reporting and functional currency

Effective January 1st, 2008, the Corporation changed its functional and reporting currency to the United States Dollar. For more information, see “Change In Functional and Reporting Currency” on page 2.

Adoption of new accounting policies

Effective January 1, 2008, the Corporation adopted the recommendations of the CICA Handbook section 3862 “Financial Instruments – Disclosures”; Section 3863 “Financial Instruments – Presentation”;  Section 1535 “Capital Disclosures”; and Section 1506 “Accounting Changes”.

Financial Instruments - Disclosures

On January 1, 2008, the Corporation adopted Section 3862, “Financial Instruments – Disclosures”, replacing Section 3861, “Financial Instruments – Disclosure and Presentation”.  This section describes the required disclosures related to the significance of financial instruments on the entity’s financial position and performance and the nature and extent of risks arising from financial instruments to which the entity is exposed and how the entity manages those risks. The Corporation now presents sensitivity analysis regarding foreign exchange risk, interest rate risk, commodity prices risk and stock-based compensation costs risk in its financial statements.

Financial Instruments – Presentation

On January 1, 2008, the Corporation adopted Section 3863, “Financial Instruments – Presentation”, replacing Section 3861, “Financial Instruments – Disclosure and Presentation”.  This section establishes standards for presentation of financial instruments and non-financial derivatives. The Corporation has presented its financial instruments in accordance with the new recommendations.

Capital Disclosures

On January 1, 2008, the Corporation adopted Section 1535, “Capital Disclosures”. This section establishes standards for disclosing information about an entity’s capital and how it is managed to enable users of financial statements to evaluate the entity’s objectives, policies and procedures for managing capital. The Corporation has included this information into its unaudited consolidated financial statements (including the notes thereon) for the quarter ended June 30, 2008.

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RISKS AND UNCERTAINTIES

Travel Industry Risks

The Corporation and the majority of its loyalty program partners operate in the travel industry in North America. The ability of the Corporation’s loyalty program partners to continue to drive commercial activity to their businesses is integral to generating loyalty miles/points for their respective programs. As well, the overall popularity of loyalty miles/points and value they have to end-customers is what drives the business activity of the Corporation. Points generates the majority of its revenue from end-customers who are transacting loyalty miles/points through the Corporation’s online solutions. As such, revenue is transactional in nature and dependent on the number and size of these transactions. There is no assurance that the popularity of these programs will continue to grow or maintain current levels of popularity. A change in consumer tastes or a downturn in the travel industry in North America may adversely affect the Corporation’s ability to generate ongoing revenue from transactions.

Dependence on Loyalty Program Partners

There can be no assurance that the Corporation will be successful in maintaining its existing contractual relationships with its loyalty program partners. The Corporation’s loyalty program partners have in the past, and may in the future, negotiate arrangements that are short-term and subject to renewal, non-exclusive and/or terminable at the option of the partner on relatively short notice without penalty. Loyalty program partners that have not provided a long-term commitment or guarantee of exclusivity, or that have the ability to terminate on short notice, may exercise this flexibility to end their relationship with the Corporation or to negotiate from time to time more preferential financial and other terms than originally contracted for. The Corporation cannot ensure that such negotiations will not have an adverse affect on the financial condition or results of operations of the Corporation. In addition, there can be no assurance that the Corporation will be able to establish relationships with new loyalty program partners.

For the six months ended June 30, 2008, three of the Corporation’s loyalty program partners represented 81% (three loyalty program partners for the six months ended June 30, 2007 represented 63%) of the Corporation’s consolidated revenue.  The loss of any one or more of the Corporation’s key loyalty program partners could have a material adverse affect on the Corporation’s business, revenues, operating results and financial condition.

Contractual Performance Commitments

The Corporation, in some of its agreements with loyalty program partners, has made commitments as to the number of points it will process over the term of its agreements. The commitments are measured annually on the anniversary date of the contracts. As a result, there is a risk that these commitments may not be met, resulting in the Corporation being required to purchase the shortfall in points/miles to meet annual contracted levels and take these into inventory. There is a risk that, in turn, the Corporation may have difficulty in selling this inventory which could have a material adverse effect on the Corporation’s business, revenues, operating results and financial condition.

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Lack of Profitability

Prior to the first quarter of 2008, the Corporation had never had a profitable quarter in its operating history.   The Corporation may not be profitable in future periods.

Limited Financial Resources

The financial resources of the Corporation are limited. If cash flows provided by operations do not remain positive and increase the Corporation’s liquid and unencumbered cash position, the Corporation could in the future be dependent upon its ability to obtain additional financing either by debt, equity or other means. The ability of the Corporation to arrange such additional financing will depend in part upon the then prevailing capital market conditions, as well as the business performance of the Corporation. There can be no assurance that the Corporation will be successful in its efforts to arrange additional financing on terms satisfactory to the Corporation. If additional financing is raised by the issuance of Common Shares from treasury, this may result in significant dilution to the holders of the outstanding Common Shares. If additional financing is raised by the issuance of debt, the Corporation will be more highly leveraged going forward and interest payments upon such debt could have a negative impact on the cash flow of the Corporation. If cash flows provided by the Corporation’s operations do not remain positive and/or adequate financing is not available, or is not available on acceptable terms, the Corporation may not be able to take advantage of opportunities, invest in technological development and enhancements, meet its liabilities as they become due or otherwise respond to competitive pressures, any of which would have a material adverse effect on the Corporation’s business, revenues, operating results and financial condition.

Liabilities of the Corporation

As at June 30, 2008, the Corporation had outstanding consolidated current liabilities of $39,400,123 and consolidated total liabilities of $39,637,983. There is no assurance that the Corporation will be able to repay such amounts when and if they are due, as any such repayment will be dependent upon generating sufficient cash reserves and may also be dependent upon securing additional financing.

Revenue

Operating revenues are derived from contracts for Ecommerce Services. This includes revenue in the form of development fees, maintenance fees and commissions, membership fees and revenue from Points.com in the form of fees and commissions. Revenue growth is dependent on attracting new loyalty program partners and customers for the Corporation’s business, increasing the number of transactions engaged in by current consumers, and in securing continued contracts for its Ecommerce Services. Competition or other business factors may have a material adverse effect on the Corporation’s ability to grow its revenue.

Competition

There are several companies that compete directly and indirectly with certain products and services offered by the Corporation. Further, new competitors could enter the market at any time, or alliances among competitors could emerge. Many of the Corporation’s existing competitors and potential competitors have significantly greater financial, technical, marketing, service and other resources than the Corporation. The Corporation’s competitors may announce or develop new products, services or enhancements that better meet the needs of customers. As well, competitors of the Corporation may have long-standing relationships with their customers. As a result, it may be difficult for the Corporation to penetrate certain markets to gain new customers or loyalty program partners. In addition, it is possible that the Corporation will not be able to maintain its existing relationships with retail customers and loyalty program partners, because of competition or other factors. Increased competition may cause price reductions, reduced gross margins and loss of market share. Any of the foregoing could have a material adverse effect on the Corporation’s business, revenues, operating results and financial condition.

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Growth-Related Risks

The Corporation may be subject to growth-related risks, including working capital constraints, capacity constraints and pressure on its internal systems and controls. The Corporation’s ability to manage potential future growth effectively will require it to continue to implement and improve its operational and financial systems and to expand, train and manage its employee base. Any inability of the Corporation to deal with this growth could have a materially adverse impact on its business, operations and prospects.

Internet Viability and System Infrastructure Reliability Risk

The widespread growth in internet usage has caused frequent interruptions and delays in transmitting and processing information and data over the internet. There can be no assurance that the internet infrastructure of the Corporation’s own network systems will continue to be able to support the demands placed on it by the continued growth of the internet, the loyalty industry or that of its customers. The viability of the internet could be affected if the necessary infrastructure is not sufficient, or if other technologies and technological devices surpass the internet as a viable channel for business transactions.

The end-consumers of the Corporation’s software depend on internet service providers, online service providers and the Corporation’s infrastructure for access to the software solutions the Corporation provides to its loyalty program partners. These services are subject to service outages and delays due to system failures, stability or interruption. The Corporation’s loyalty program partners may lose customers as a result of delays or interruption in service. As a result, the Corporation may not be able to meet a satisfactory level of service as contracted, and may cause a breach of the Corporation’s contractual commitments, which could have a material adverse affect on the Corporation’s business, revenues, operating results and financial condition.

Brand

The Corporation believes that continuing to strengthen its brand is an important factor in achieving widespread acceptance of the Corporation’s services, and will require an increased focus on active marketing efforts. The Corporation will likely need to spend increasing amounts of money on, and devote greater resources to, advertising, marketing, and other efforts to create and maintain brand loyalty among users and potential users. Brand promotion activities may not yield increased revenues, and even if they do, any increased revenues may not offset the expenses incurred in building the Corporation’s brand. If the Corporation fails to promote and maintain the Corporation’s brand, or if the Corporation incurs substantial expenses in an unsuccessful attempt to promote and maintain the Corporation’s brand, the Corporation’s business could be harmed.

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Online Advertising

The Corporation currently derives, and intends in the future to derive, a portion of its revenue from online advertising. Many advertisers focus most of their advertising efforts on traditional media. The Corporation’s ability to generate online advertising revenue will depend on a number of factors, including its user base being attractive to advertisers, its ability to derive better demographic and other information from users, competition for online advertising dollars from other media and changes in the advertising industry and economy generally.

Advertising is a discretionary business expense for many business organizations and industries. Consequently, a potential slowdown in the economy or in a particular business sector that represents a significant potential source of Points’ online advertising revenue could adversely affect Points’ ability to generate online advertising revenue. In addition, advertising on the internet may fall out of favour with advertisers. The Corporation’s expense levels are based in part on expectations of future online advertising revenue. Points may be unable to adjust spending quickly enough to compensate for any unexpected revenue shortfall. As well, there is a risk that technologies may be developed that can block the display of advertisements on the Corporation’s web pages. As a result, ad-blocking technology could, in the future, adversely affect Points’ operating results.

Intellectual Property

The Corporation’s success depends in part on its ability to protect its rights in its intellectual property. The Corporation relies upon various intellectual property protections, including patents, copyright, trademarks, trade secrets and contractual provisions to preserve its intellectual property rights. Despite these precautions, it may be possible for third parties to obtain and use the Corporation’s intellectual property without its authorization. Policing unauthorized use of intellectual property is difficult and some foreign laws do not protect proprietary rights to the same extent as the laws of the Canada or the United States. To protect the Corporation’s intellectual property, the Corporation may become involved in litigation, which could result in substantial expenses, divert the attention of its management, cause significant delays, materially disrupt the conduct of the Corporation’s business or materially adversely affect its revenues, financial condition or results of operations.

Third parties may assert claims against the Corporation alleging infringement of their intellectual property rights. An adverse determination in any litigation of this type could result in the Corporation being required to pay significant damages, require the Corporation to design around a third party’s patent or to license alternative technology from another party. In addition, litigation may be time-consuming and expensive to defend and could result in the diversion of time and resources. Any claims by third parties may also result in limitations on the ability to use the intellectual property subject to these claims. Any of the foregoing could have a material adverse effect on the Corporation’s business, revenues, operating results and financial condition.

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Privacy and Protection of User Data

The Corporation is subject to laws relating to the collection, use, retention, security and transfer of personally identifiable information about the Corporation’s users, especially for financial information. New laws in this area have been passed by several jurisdictions, and other jurisdictions are considering imposing additional restrictions. The interpretation and application of user data protection laws are in a state of flux. These laws may be interpreted and applied inconsistently from country to country and the Corporation’s current data protection policies and practices may not be consistent with those interpretations and applications. Complying with these varying international requirements could cause the Corporation to incur substantial costs or require the Corporation to change the Corporation’s business practices in a manner adverse to the Corporation’s business. In addition, the Corporation has and posts on the Corporation’s websites the Corporation’s own privacy policies and practices concerning the collection, use and disclosure of user data. Any failure, or perceived failure, by the Corporation to comply with the Corporation’s posted privacy policies or with any regulatory requirements or orders or other federal, state or international privacy or consumer protection-related laws and regulations could result in proceedings or actions against the Corporation by governmental entities or others, subject the Corporation to significant penalties and negative publicity and materially adversely affect the Corporation. In addition, the Corporation is subject to the possibility of security breaches, which themselves may result in a violation of these laws. As well, a substantial data breach could significantly harm the Corporation’s business, damage the Corporation’s reputation, expose it to a risk of loss or litigation and possible liability and/or cause customers and potential customers to lose confidence in the Corporation’s security, which would have a negative effect on the value of the Corporation’s brands. These and other privacy and security developments that are difficult to anticipate could materially adversely affect the Corporation’s business, revenues, operating results and financial condition.

Dependence upon Key Personnel

The Corporation’s future success is dependent upon certain key management and technical personnel. The loss of these individuals and the inability to attract and retain highly qualified employees could have a material adverse effect on the Corporation’s business, revenues, operating results and financial condition.

Foreign Exchange

As of January 1, 2008, the Corporation changed its reporting currency from Canadian dollars to U.S. dollars. The U.S. dollar is subject to fluctuations in the exchange rate of currencies of the countries in which the Corporation operates, including Canadian dollars, British pounds sterling and Euros. Accordingly, fluctuations in the exchange rates of world currencies could have a material adverse effect on the Corporation’s reported results. At present, the Corporation does not utilize any hedging programs to mitigate the Corporation’s currency risk. As a result, there can be no assurance that the Corporation will not experience currency losses in the future, which could have a material adverse effect on the Corporation’s business, revenues, operating results and financial condition.

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Chargebacks

A chargeback is any credit card transaction undertaken by an end-customer that is later reversed or repudiated. The Corporation is subject to exposure in regard to chargebacks, a high incidence of which could result in penalties or eventual shut down of the payment method. As Points moves more actively to participate in its business relationships with loyalty program partners as a principal, this risk is borne by the Corporation. Risk to the Corporation from chargebacks could exceed the margin of return to Points from the transaction being carried out. While Points has fraud control measures in place to minimize exposure, chargebacks could have a material adverse effect on its business, operating results and financial condition.

Tax

The application of various domestic and international sales, use, occupancy, value-added and other tax laws, rules and regulations to the Corporation’s products and services is subject to interpretation by the applicable taxing authorities. Many of the fundamental statutes and regulations that impose these taxes were established before the growth of the internet and e-commerce. If the tax laws, rules and regulations are amended, if new adverse laws, rules or regulations are adopted, or if current laws are interpreted adversely to the Corporation’s interests, particularly with respect to occupancy or value-added taxes, the results could increase the Corporation’s tax payments (prospectively or retrospectively) and/or subject it to penalties and decrease the demand for the Corporation’s products and services if the Corporation passes on such costs to the consumer. As a result, these changes could have a material adverse affect on the Corporation’s business, operating results and financial condition.

Goodwill

The Corporation accounts for goodwill in accordance with CICA Handbook Section 3062, “Goodwill and Other Intangible Assets”, which, among other things, requires that goodwill be tested for impairment at least annually. Although the results of the Corporation’s testing for the year ended December 31, 2007 indicated no evidence of impairment, should the fair value of the Corporation’s net assets, determined by the Corporation’s market capitalization, be less than the carrying value of the Corporation’s net assets at future annual impairment test dates, the Corporation may have to recognize goodwill impairment losses in the Corporation’s future results of operations.  This could impair the Corporation’s ability to achieve or maintain profitability in the future.

U.S. and Canadian Securities Laws Compliance Risks

Any future changes to the laws and regulations affecting public companies, as well as compliance with existing provisions of the Sarbanes Oxley Act of 2002 (“SOX”) in the U.S. and Part XXIII.1 of the Securities Act (Ontario) and related rules and other applicable securities legislation, may cause the Corporation to incur increased costs as it evaluates the implications of new rules and responds to new requirements. Delays, or a failure to comply with the new laws, rules and regulations, could result in enforcement actions, the assessment of other penalties and civil suits. The new laws and regulations make it more expensive for the Corporation under indemnities provided by the Corporation to its officers and directors and may make it more difficult for the Corporation to obtain certain types of insurance, including liability insurance for directors and officers. Accordingly, the Corporation may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these events could also make it more difficult for the Corporation to attract and retain qualified persons to serve on its Board of Directors, or as executive officers. The Corporation may be required to hire additional personnel and utilize additional outside legal, accounting and advisory services — all of which could cause general and administrative costs to increase beyond what is currently planned. The Corporation is presently evaluating and monitoring developments with respect to these laws, rules and regulations, and cannot predict or estimate the amount of the additional costs the Corporation may incur or the timing of such costs.

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The Corporation is required annually to review and report on the effectiveness of its internal control over financial reporting in accordance with SOX section 404. The Corporation’s registered public accounting firm is also required to report on the effectiveness of management’s review and on the effectiveness of the Corporation’s internal control over financial reporting.

In connection with the restatement of the Corporation’s previously issued financial statements (as described in Note 4 of the Corporation’s audited consolidated financial statements as at and for the years ended December 31, 2007 and 2006), management has concluded that the Corporation’s design and control of the Corporation’s disclosure controls and procedures and internal controls over financial reporting were not effective as of December 31, 2007. Management’s review is designed to provide reasonable assurance, not absolute assurance, that all material weaknesses existing within the Corporation’s disclosure controls and procedures and internal controls over financial reporting are identified.

Material weaknesses represent deficiencies existing in the Corporation’s disclosure controls and procedures and internal controls over financial reporting that may not prevent or detect a misstatement occurring which could have a material adverse affect on the quarterly or annual financial statements of the Corporation. In addition, there can be no assurance that the remedial actions being taken by the Corporation to address the material weaknesses identified will be successful, nor that no further material weaknesses will be identified within the Corporation’s internal controls over financial reporting throughout 2008.

If the Corporation fails to maintain effective internal controls over its financial reporting, there is the possibility of errors or omissions occurring or misrepresentations in the Corporation’s disclosures which could have a material adverse effect on the Corporation’s business, its financial statements, and the value of the Common Shares.

Stock Volatility

The market price for the Common Shares has experienced significant fluctuation and may continue to fluctuate significantly. The market price of the Common Shares may be adversely affected by various factors such as quarterly variations in revenue and operating results, signing or loss of a customer, changes in earnings estimates by financial analysts, speculation in the press or analyst community and general market conditions. In addition, the stock market has from time to time experienced extreme price and volume fluctuations. These company-specific or broad market fluctuations may adversely affect the market price of the Common Shares.

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Although the Common Shares are listed and traded in Canada on the TSX and quoted in the United States on the Over the Counter Bulletin Board, there may from time to time not be a liquid market in the Common Shares.

OUTLOOK

Points believes it has been a pioneer in the loyalty industry, with little or no competition from parties external to the loyalty program operators themselves. The Corporation looks to build on its unique competitive position to further strengthen its relationships with currently contracted loyalty program operators and to sign additional loyalty program operators, especially in less penetrated markets such as Europe and Asia, to Points.com and Ecommerce Services. New functionality being added to the Corporation’s software offerings at the end of 2008 will allow end-consumers more ways to make the most of their points and miles, and in turn, provide more revenue opportunities for Points and loyalty program operators. Additionally, continued expansion of the reseller model leverages Points’ experience in marketing its offerings to consumers and will further strengthen Points’ existing relationships. Management continues to be optimistic about the Corporation's position within the loyalty industry and its ability to service new loyalty program operators in Europe and Asia, as well as new loyalty program operators in non-travel business verticals, and believes that the future will continue to build upon the first half of 2008’s milestone achievements.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of the Corporation is responsible for establishing and maintaining an adequate system of internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the Corporation’s Chief Executive Officer and the Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with generally accepted accounting principles.

Internal controls include those policies and procedures that pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of assets of the Corporation, provide reasonable assurance that transactions are recorded as necessary to permit the preparation of financial statements in accordance with generally accepted accounting principles, provide reasonable assurance that receipts and expenditures are made only in accordance with authorization of management and the Board of Directors, and provide reasonable assurance regarding the prevention or timely detection of unauthorized acquisition, use or disposition of the Corporation’s assets that could have a material impact on the financial statements.  Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.

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During the first quarter of 2008, the Corporation completed the remediation of the material weakness in internal control over financial reporting identified as at December 31, 2007 (and disclosed in the Corporation’s Annual Report), which resulted from untimely in-depth involvement of external advisors to supplement the corporation’s lack of knowledge of generally accepted accounting principles, in particular with respect to complex revenue recognition matters associated with upfront contract initiation fees in prior years. In connection with the remediation, the Corporation has implemented enhanced processes to a) identify internally transactions involving upfront contract initiation fees occurring during a reporting period and b) assess the accounting treatment to be used in connection with those transactions. In addition, the Corporation has engaged the services of external consultants, independent of the Corporation’s external auditors, to provide additional advice and technical expertise relating to its accounting interpretations on a timely basis. With the implementation of these corrective actions, management continues to believe that the material weakness has been remediated as of the release date of its December 31, 2007 financial statements.

Management believes the Corporation has the sufficient qualified personnel with an appropriate level of knowledge and experience in the application of GAAP to exercise proper oversight over its financial reporting function and address the requirements of its normal financial accounting and reporting needs. As well, the use of external advisors to provide support and technical expertise in complex accounting issues will further reinforce disclosure controls and procedures and internal controls over financial reporting.

There are no changes in the Corporation’s internal control over financial reporting during the quarter ended June 30, 2008 that have materially affected, or are reasonably likely to affect, our internal control over financial reporting.

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